UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

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Commission File Number: 001-38431

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iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza

No. 21, North Road of Workers’ Stadium, Chaoyang District

Beijing 100027, People’s Republic of ChinaTel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

1

Exhibit Index

Exhibit 99.1—Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2—Management's Discussion and Analysis of Financial Condition and Results of Operations

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: February 20, 2025

3

Exhibit 99.1

iQIYI, INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
		December 31,	September 30,	September 30,
	Note	2023	2024	2024
		RMB	RMB	US$
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		4,434,525	3,241,336	461,887
Restricted cash		6,120	—	—
Short-term investments		941,738	936,267	133,417
Accounts receivable, net of allowance of RMB147,495 and RMB106,333 (US$15,152) as of December 31, 2023 and September 30, 2024, respectively		2,169,042	2,215,920	315,766
Prepayments and other assets		2,794,259	2,302,748	328,139
Amounts due from related parties	13	1,707,024	345,392	49,218
Licensed copyrights, net	5	582,521	522,495	74,455
Total current assets		12,635,229	9,564,158	1,362,882
Non-current assets:
Fixed assets, net		863,813	839,945	119,691
Long-term investments	4	2,260,785	2,054,565	292,773
Licensed copyrights, net	5	6,966,508	6,862,492	977,897
Intangible assets, net		309,534	310,006	44,176
Produced content, net	6	13,376,985	14,321,624	2,040,815
Prepayments and other assets		3,518,210	3,508,104	499,901
Operating lease assets		683,897	621,083	88,504
Goodwill		3,820,823	3,820,823	544,463
Amounts due from related parties	13	158,590	2,927,240	417,128
Total non-current assets		31,959,145	35,265,882	5,025,348
Total assets		44,594,374	44,830,040	6,388,230

iQIYI, INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
		December 31,	September 30,	September 30,
	Note	2023	2024	2024
		RMB	RMB	US$
			(unaudited)	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the
      consolidated VIEs without recourse to the primary
      beneficiary of RMB12,450,389 and RMB13,248,930
      (US$1,887,957) as of December 31, 2023 and
      September 30, 2024, respectively):

Accounts and notes payable		5,671,074	6,486,111	924,263
Amounts due to related parties	13	2,953,658	3,267,320	465,589
Customer advances and deferred revenue		4,373,208	4,320,866	615,718
Short-term loans	7	3,571,637	4,347,147	619,463
Long-term loans, current portion	7	2,000	36,800	5,244
Convertible senior notes, current portion	8	2,802,442	16,668	2,375
Operating lease liabilities, current portion		100,883	93,432	13,314
Accrued expenses		1,910,191	1,858,403	264,820
Other liabilities		956,441	1,025,243	146,097
Total current liabilities		22,341,534	21,451,990	3,056,883

Non-current liabilities (including non-current liabilities
      of the consolidated VIEs without recourse to the
      primary beneficiary of RMB1,522,773 and
      RMB1,616,055 (US$230,286) as of December 31, 2023
      and September 30, 2024, respectively):

Long-term loans	7	97,990	496,951	70,815
Convertible senior notes	8	8,143,994	8,187,011	1,166,640
Deferred tax liabilities		824	34	5
Amounts due to related parties	13	80,566	64,211	9,150
Operating lease liabilities		523,747	464,837	66,239
Other non-current liabilities		1,220,804	886,346	126,303
Total non-current liabilities		10,067,925	10,099,390	1,439,152
Total liabilities		32,409,459	31,551,380	4,496,035
Commitments and contingencies	10

iQIYI, INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
		December 31,	September 30,	September 30,
	Note	2023	2024	2024
		RMB	RMB	US$
			(unaudited)	(unaudited)
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2023 and September 30, 2024, respectively; 3,853,820,658 and 3,854,411,409 shares issued as of December 31, 2023 and September 30, 2024, respectively; 3,675,039,807 and 3,697,261,223 shares outstanding as of December 31, 2023 and September 30, 2024, respectively)	3	237	238	34
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2023 and September 30, 2024; 3,041,097,278 shares issued and outstanding as of December 31, 2023 and September 30, 2024)	3	193	193	28
Additional paid-in capital	3	54,971,469	55,439,943	7,900,129
Accumulated deficit	3	(44,573,428)	(43,620,014)	(6,215,802)
Accumulated other comprehensive income	15	1,688,047	1,388,992	197,930
Noncontrolling interests	3	98,397	69,308	9,876
Total shareholders’ equity		12,184,915	13,278,660	1,892,195
Total liabilities and shareholders' equity		44,594,374	44,830,040	6,388,230

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30,
	Note	2023	2024	2024
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Revenues:
Membership services		15,505,489	13,660,126	1,946,552
Online advertising services		4,573,390	4,280,351	609,945
Content distribution		1,952,551	2,440,212	347,727
Others		2,134,753	2,231,132	317,934
Total revenues		24,166,183	22,611,821	3,222,158
Operating costs and expenses:
Cost of revenues		(17,569,410)	(16,959,417)	(2,416,698)
Selling, general and administrative		(3,066,264)	(2,799,593)	(398,939)
Research and development		(1,314,739)	(1,327,044)	(189,102)
Total operating costs and expenses		(21,950,413)	(21,086,054)	(3,004,739)
Operating income		2,215,770	1,525,767	217,419
Other income/(expenses):
Interest income		202,401	196,472	27,997
Interest expenses		(846,013)	(826,737)	(117,809)
Foreign exchange (loss)/gain, net		(116,094)	213,141	30,372
Share of (losses)/gains from equity method investments		(49,965)	16,041	2,286
Others, net		112,592	(92,250)	(13,146)
Total other expenses, net		(697,079)	(493,333)	(70,300)
Income before income taxes		1,518,691	1,032,434	147,119
Income tax expense	9	(41,574)	(54,857)	(7,817)
Net income		1,477,117	977,577	139,302
Less: Net income attributable to noncontrolling interests		17,881	24,163	3,443
Net income attributable to iQIYI, Inc.		1,459,236	953,414	135,859
Net income attributable to ordinary shareholders		1,459,236	953,414	135,859
Net income per Class A and Class B ordinary share:	12
Basic		0.22	0.14	0.02
Diluted		0.21	0.14	0.02
Net income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic		1.53	0.99	0.14
Diluted		1.50	0.98	0.14
Shares used in net income per Class A and Class B ordinary share computation:	12
Basic		6,662,590,606	6,727,008,604	6,727,008,604
Diluted		6,819,784,989	6,808,487,043	6,808,487,043

Other comprehensive loss:
Foreign currency translation adjustments	15	(379,755)	(248,331)	(35,387)
Unrealized gains/(losses) on available-for-sale debt securities	15	653	(50,948)	(7,260)
Total other comprehensive loss, net of tax	15	(379,102)	(299,279)	(42,647)
Comprehensive income		1,098,015	678,298	96,655
Less: Comprehensive income attributable to noncontrolling interests		18,574	23,939	3,411
Comprehensive income attributable to iQIYI, Inc.		1,079,441	654,359	93,244

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	Nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	1,477,117	977,577	139,302
Adjustments to reconcile net income to net cash
Depreciation of fixed assets	213,913	110,268	15,713
Amortization of intangible assets	85,051	66,788	9,517
Amortization of licensed copyrights	5,155,960	5,759,452	820,715
Amortization and impairment of produced content	5,302,167	4,790,771	682,679
Provision/(reversal) of credit losses	34,498	(9,882)	(1,408)
Unrealized foreign exchange loss/(gain)	43,876	(240,076)	(34,211)
Gain on disposal of fixed assets	(13,359)	(14,597)	(2,080)
(Gain)/loss on disposal of subsidiaries or business	(89,571)	22,265	3,173
Accretion on convertible senior notes and others	242,701	244,556	34,849
Barter transaction revenue	(358,227)	(898,941)	(128,098)
Share-based compensation	484,156	425,457	60,627
Share of losses/(gains) from equity method investments	49,965	(16,041)	(2,286)
Fair value change and impairment of long-term investments	278,134	166,082	23,666
Deferred income tax benefit	(784)	(790)	(113)
Other non-cash income	(230,529)	(47,160)	(6,720)
Changes in operating assets and liabilities
Accounts receivable	(105,562)	(31,850)	(4,539)
Amounts due from related parties	(183,034)	(60,839)	(8,669)
Licensed copyrights	(4,719,258)	(4,882,204)	(695,709)
Produced content	(4,921,055)	(5,731,013)	(816,663)
Prepayments and other assets	(147,797)	489,845	69,802
Accounts payable	(74,456)	769,067	109,591
Amounts due to related parties	123,489	327,905	46,726
Customer advances and deferred revenue	273,566	(52,342)	(7,459)
Accrued expenses and other liabilities	(73,650)	(88,798)	(12,654)
Other non-current liabilities	(129,297)	(484,458)	(69,035)
Net cash provided by operating activities	2,718,014	1,591,042	226,716
Cash flows from investing activities:
Acquisition of fixed assets	(17,740)	(58,428)	(8,326)
Acquisition of intangible assets	(47,958)	(69,059)	(9,841)
Purchase of long-term investments	(125,386)	(37,790)	(5,385)
Proceeds from disposal of long-term investments	89,576	21,130	3,011
Film investments made as passive investor	(17,600)	(8,000)	(1,140)
Proceeds from film investments as passive investor	7,539	10,716	1,527
Loans provided to related parties	(10,000)	(1,424,880)	(203,044)
Purchases of available-for-sale debt securities	(1,358,447)	(438,000)	(62,415)
Maturities of available-for-sale debt securities	1,154,892	443,000	63,127
Other investing activities	16,243	12,150	1,731
Net cash used for investing activities	(308,881)	(1,549,161)	(220,755)

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	Nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Cash flows from financing activities:
Repayments of loans from related parties	(650,000)	—	—
Proceeds from short-term loans	3,642,179	4,026,345	573,750
Repayments of short-term loans	(3,629,249)	(3,244,902)	(462,395)
Proceeds from long-term loans	—	445,261	63,449
Repayments of long-term loans	—	(11,500)	(1,639)
Proceeds from issuance of convertible senior notes, net of issuance costs	4,415,401	—	—
Repayments or redemption of convertible senior notes	(11,434,497)	(2,914,233)	(415,275)
Acquisition of noncontrolling interests in subsidiaries	—	(26,819)	(3,822)
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs	3,391,277	—	—
Proceeds from exercise of share options	64,173	41,067	5,852
Finance lease payments	(17,347)	(14,406)	(2,053)
Dividends paid to noncontrolling interest shareholders	(44,525)	(22,503)	(3,207)
Proceeds from other financing activities	—	273,845	39,023
Repayment for other financing activities	—	(36,695)	(5,229)
Net cash used for financing activities	(4,262,588)	(1,484,540)	(211,546)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	123,484	(46,089)	(6,560)
Net decrease in cash, cash equivalents and restricted cash	(1,729,971)	(1,488,748)	(212,145)
Cash, cash equivalents and restricted cash at the beginning of the period	7,861,556	5,280,608	752,481
Cash, cash equivalents and restricted cash at the end of the period	6,131,585	3,791,860	540,336
Supplemental disclosures of cash flow information:
Acquisition of fixed assets included in accounts payable	9,764	39,515	5,631

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	4,230,587	3,241,336	461,887
Restricted cash	6,120	—	—
Long-term restricted cash (i)	1,894,878	550,524	78,449

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	6,131,585	3,791,860	540,336

(i) Long-term restricted cash included in “Prepayments and other assets” on the condensed consolidated balance sheets mainly represents collateral to repayments of PAG Notes (Note 8).

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services and online games services. The Group’s principal geographic market is in mainland China. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in mainland China.

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services. To comply with these foreign ownership restrictions, the Group operates its platforms and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries have entered into shareholder voting rights trust agreements, powers of attorney and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of equity ownership, as a result of a series of contractual arrangements (the “Contractual Arrangements”), the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, which gives the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other exclusive agreements, which consist of the business operation agreements/exclusive management consulting and business cooperation agreements, exclusive technology consulting and services agreements, trademark license agreements and software usage license agreements and business cooperation agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) each of the contractual arrangements with the VIEs and their shareholders are valid and legally binding upon each party to such agreement under PRC laws; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any explicit provisions of the current PRC laws and regulations.

On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in the PRC. The Foreign Investment Law requires compliance with a negative industry catalog (“Negative List”), which sets forth the business that are restricted and prohibited from foreign investment. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. The VIEs’ internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services are included in the Negative List. If any of the contractual arrangements would be deemed as a foreign investment that is prohibited by the Foreign Investment Law or any other current or future laws, regulations or interpretations, the Company’s ability, through its wholly- owned subsidiaries in the PRC, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future PRC laws or regulations, the Company may be subject to penalties, which may include but not be limited to: the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may cause the Company to lose its

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

right to direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to the VIEs based on the contractual arrangements, which may result in the Company no longer being able to consolidate the financial results of the VIEs in the consolidated financial statements.

Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s condensed consolidated balance sheets and statements of comprehensive income are as follows:

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,832,913	1,431,502	203,987
Short-term investments	333,191	734,430	104,655
Accounts receivable, net	2,061,497	2,145,629	305,750
Licensed copyrights, net	361,225	317,468	45,239
Prepayments and other assets	2,603,639	2,341,719	333,692
Total current assets	8,192,465	6,970,748	993,323
Non-current assets:
Fixed assets, net	600,586	589,693	84,031
Long-term investments	1,712,915	1,563,216	222,756
Licensed copyrights, net	1,951,329	1,742,231	248,266
Produced content, net	12,349,284	13,032,262	1,857,082
Operating lease assets	545,894	500,832	71,368
Goodwill	2,345,466	2,345,466	334,226
Others	745,107	1,050,207	149,653
Total non-current assets	20,250,581	20,823,907	2,967,382
Total assets	28,443,046	27,794,655	3,960,705
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	3,197,634	3,700,389	527,301
Customer advances and deferred revenue	4,234,384	4,173,734	594,752
Short-term loans	2,292,845	2,232,148	318,079
Long-term loans, current portion	—	28,800	4,104
Operating lease liabilities, current portion	83,575	78,310	11,159
Accrued expenses and other liabilities	2,641,951	3,035,549	432,562
Total current liabilities	12,450,389	13,248,930	1,887,957
Non-current liabilities:
Long-term loans	—	303,700	43,277
Operating lease liabilities	485,139	437,364	62,324
Other non-current liabilities	1,037,634	874,991	124,685
Total non-current liabilities	1,522,773	1,616,055	230,286
Amounts due to the Company and its subsidiaries	21,712,172	19,663,128	2,801,973
Total liabilities	35,685,334	34,528,113	4,920,216

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	Nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Total revenues	22,496,529	21,285,082	3,033,100
Third-party revenues	22,368,994	21,071,839	3,002,713
Inter-Group revenues	127,535	213,243	30,387
Cost of revenues	(18,628,332)	(17,628,297)	(2,512,013)
Third-party cost of revenues	(13,180,284)	(11,612,721)	(1,654,800)
Inter-Group cost of revenues	(5,448,048)	(6,015,576)	(857,213)
Net income	343,650	439,050	62,564
Net cash provided by/(used for) operating activities	184,342	(1,524,996)	(217,310)
Net cash provided by/(used for) investing activities	268,907	(461,940)	(65,826)
Net cash (used for)/provided by financing activities	(315,643)	585,525	83,437

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 93% and 93% of the Group’s consolidated revenues for the nine months ended September 30, 2023 and 2024, respectively, after elimination of inter-company transactions. As of September 30, 2024, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the collateralization of a VIE’s office building as described in Note 7 and the share pledge agreements and business operation agreements with respect to the VIEs contractual arrangements as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Group. In the opinion of management, the unaudited interim condensed consolidated financial statements, which comprise the unaudited condensed consolidated balance sheet as of September 30, 2024, the unaudited condensed consolidated statements of comprehensive income and the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2023 and 2024, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2024, the Company’s consolidated results of operations and consolidated cash flows for the nine months ended September 30, 2023 and 2024. The consolidated balance sheet data as of December 31, 2023 was derived from the Company’s audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023. Results for the nine months ended September 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The results of the subsidiaries are consolidated from the date on which the Group obtains control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIEs through power to govern the activities which most significantly impact its economic performance and is obligated to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, then the entity is consolidated. All intercompany balances and transactions between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated on consolidation.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses, liabilities associated with financial guarantees, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB7.0176 per US$1.00 on September 30, 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Produced content, net

The Group produces original content in-house and in collaboration with external parties. Produced content primarily consists of films, episodic series, mini and short dramas, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the condensed consolidated balance sheets

Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the unaudited interim condensed consolidated statements of comprehensive income.

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content such as films, drama series, mini and short dramas, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the condensed consolidated balance sheets as current and non-current based on estimated time of usage.

The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right refers to the right to broadcast the content on its own platforms and the sublicensing right refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated from each right over its estimated useful lives.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

For the right to broadcast the contents on its own platforms that generates online advertising and membership services revenues, the content costs are amortized based on factors including historical and estimated future viewership patterns, using an accelerated method by content categories over the shorter of each content's contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released films, animations, library drama series and library films. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of licensed copyrights and produced content

The Group’s business model is mainly subscription and advertising based, as such the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets. A smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain film rights including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Group’s Mainland China platform are largely independent of the cash flows of other content launched on the Group’s overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public's perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, of which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Group cannot estimate the fair value of individual contents in the film group without undue cost and effort.

Revenue Recognition

The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Value added taxes (“VAT”) are presented as a reduction of revenues.

The Group’s revenue recognition policies are set forth as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, eXave Max, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the condensed consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Online advertising services

The Group sells advertising services by delivering both brand advertising and performance-based advertising, primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. For brand advertising, the Group provides advertisement placements on its platforms in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. For contracts where the Group provides customers with multiple performance obligations, consideration is allocated to each performance obligation based on its relative standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the advertising contracts.

For performance-based advertising, the Group distributes its customers sponsored links or advertisements by leveraging the traffic of its own and other partners’ online properties in the same way. As the principal, the Group recognizes revenue from performance-based advertising on a gross basis and payments made to its partners are recorded as “Cost of revenues” in the unaudited interim condensed consolidated statements of comprehensive income.

The Group provides various sales incentives to its customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and non-cash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The Group accounts for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Non-cash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.

Content distribution

The Group generates revenues from sub-licensing content assets within its authorized scope for cash or through nonmonetary exchanges mainly with other online video broadcasting companies as well as from the release of feature films for exhibition in theaters. For cash sub-licensing transactions, the Group is entitled to receive the sub-license fee under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use the Group’s content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction is calculated on the individual content asset basis. For a significant barter transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Others

Other revenues mainly include revenues from online games and other licensing.

Online games

The Group operates mobile games including both self-developed and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality.

The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, when the Group acts as the principal, it is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based on the ratios pre-determined

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

with the online game developers when all the revenue recognition criteria set forth in ASC topic 606, Revenue from Contracts with Customers (“ASC 606”) are met, which is generally when the user purchases virtual currencies issued by the game developers.

For transactions where the Group is the principal, the Group determines that the in-game virtual items are identified as performance obligations. The Group provides on-going services to the end-users who purchase virtual items to gain an enhanced game-playing experience. For the sale of durable virtual items, the Group recognizes revenues ratably over the estimated average playing period of these paying players, starting from the point in time when durable virtual items are delivered to the players’ accounts. For the sale of consumable virtual items, the Group recognizes revenue as the items are consumed.

Other licensing

The Group grants rights to its customers to re-create short-form videos for selected content assets from its existing content library over a fixed license period. The transaction price is allocated based on the estimated standalone selling prices of the identified performance obligations, which consists of (i) the licensing of rights related to selected content assets in the existing content library; and (ii) future unspecified updates to the existing content library during the license period. The Group records revenue when the customer obtains the rights for the selected content assets from its existing content library at the commencement of the license period and as the updated contents are made available to the customer over the license period.

Contract balances

Payment terms and conditions vary by customer and are based on the billing schedule established in the Group’s contracts with customers, but the Group generally provides credit terms to customers within one year; therefore, the Group has determined that its contracts do not include a significant financing component.

When either party to a revenue contract has performed, the Group presents the contract in the condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the condensed consolidated balance sheets. As of December 31, 2023 and September 30, 2024, contract assets were RMB1,598,059 and RMB1,240,792 (US$176,811), respectively, net of an allowance for credit losses of RMB17,832 and RMB24,120 (US$3,437), respectively.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the condensed consolidated balance sheets. Balances of contract liabilities were RMB5,219,837 and RMB5,178,752 (US$737,966 ), as of December 31, 2023 and September 30, 2024, respectively. Revenue recognized for the nine months ended September 30, 2024 that was included in contract liabilities as of January 1, 2024 was RMB3,600,028 (US$513,000).

As of September 30, 2024, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB1,238,914 (US$176,543), which is expected to be recognized over the next two years.

Practical Expedients and Exemptions

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

Earnings per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC topic 260, Earnings per Share (“ASC 260”) using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion. As a result, and in accordance with ASC 260, the undistributed income is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed income is allocated on a proportionate basis.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options and vesting of restricted share units, using the treasury stock method. Potential ordinary shares are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares. The Company adjusts for the securities issued by subsidiaries and equity method investees in the calculation of income available to ordinary shareholders of the Company used in the diluted earnings per share calculation.

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies and long-term restricted cash included in prepayments and other assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2023 and September 30, 2024, the Group has RMB5,280,608 and RMB3,791,860 (US$540,336) in cash, cash equivalents, restricted cash and long-term restricted cash included in prepayments and other assets, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties (other than loan due from PAG) and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance as of December 31, 2023 and September 30, 2024.

Recent accounting pronouncement

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements.

ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group has evaluated that the disclosure impact of adopting ASU 2023-07 was not material.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures(“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of the accounting standard updates on the unaudited interim condensed consolidated financial statements.

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses(“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of this new standard on the unaudited interim condensed consolidated financial statements.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

3. SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity for the nine months ended September 30, 2023 and 2024 are as follows:

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' equity
(unaudited)		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of December 31, 2022	6,088,666,178	387	50,885,688	1,863,454	(46,498,897)	92,807	6,343,439
Net income	—	—	—	—	1,459,236	17,881	1,477,117
Issuance of ordinary shares upon follow-on offering, net of issuance costs	605,325,000	41	3,395,149	—	—	—	3,395,190
Exercise of share-based awards	19,117,294	1	46,654	—	—	—	46,655
Other comprehensive loss	—	—	—	(379,795)	—	693	(379,102)
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(21,552)	(21,552)
Share-based compensation	—	—	484,156	—	—	—	484,156
Balances as of September 30, 2023	6,713,108,472	429	54,811,647	1,483,659	(45,039,661)	89,829	11,345,903

Balances as of December 31, 2023	6,716,137,085	430	54,971,469	1,688,047	(44,573,428)	98,397	12,184,915
Net income	—	—	—	—	953,414	24,163	977,577
Exercise of share-based awards	22,221,416	1	39,311	—	—	—	39,312
Other comprehensive loss	—	—	—	(299,055)	—	(224)	(299,279)
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(22,503)	(22,503)
Acquisition of noncontrolling interests in subsidiaries	—	—	3,706	—	—	(30,525)	(26,819)
Share-based compensation	—	—	425,457	—	—	—	425,457
Balances as of September 30, 2024	6,738,358,501	431	55,439,943	1,388,992	(43,620,014)	69,308	13,278,660
Balances as of September 30, 2024, in US$		62	7,900,129	197,930	(6,215,802)	9,876	1,892,195

535,500,000 Class A ordinary shares (76,500,000 ADS equivalent) were issued on January 19, 2023 and 69,825,000 Class A ordinary shares (9,975,000 ADS equivalent) were issued on January 26, 2023 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

4. LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Equity investments without readily determinable fair value

As of December 31, 2023 and September 30, 2024, the carrying amounts of the Group’s equity investments without readily determinable fair value were as follows:

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Initial cost basis	2,474,037	2,175,562	310,015
Cumulative unrealized gains	82,746	79,040	11,263
Cumulative unrealized losses (including impairment)	(970,194)	(1,115,421)	(158,946)

Total carrying amount	1,586,589	1,139,181	162,332

Impairment charges recognized on equity investments measured using the measurement alternative were RMB240,356 and RMB133,609 (US$19,039) for the nine months ended September 30, 2023 and 2024, respectively.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the nine months ended September 30, 2023 and 2024 are as follows:

	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	4,184	—	—
Gross unrealized losses (downward adjustments excluding impairment)	(8,211)	—	—

Net unrealized losses on equity securities held	(4,027)	—	—
Net realized gains on equity securities sold	—	21,000	2,992

Total net (losses)/gains recognized	(4,027)	21,000	2,992

Equity method investments

Strawbear Entertainment Group (or “Strawbear”), a company listed on the Hong Kong Stock Exchange (“HKSE”), is a major drama series producer and distributor in the PRC, covering the investment, development, production and distribution of TV series and web series. As of December 31, 2023 and September 30, 2024, the Group’s equity interest in Strawbear was 13.90% and 13.78%, respectively. The Group is considered to have significant influence over Strawbear and accounts for such investment as an equity method investment. In 2023, the market value of Strawbear had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Group concluded that the decline in market value of the investment in Strawbear was other-than-temporary and impairment charge of RMB33,639 was recorded for the nine months ended September 30, 2023. As of September 30, 2024, the Group’s investments in Strawbear had a fair value of RMB52,745 (US$7,516) based on the closing share price.

In January 2022, the Group entered into an amended shareholder agreement with other investors of Beijing Dreamagic Science and Technology Co., Ltd. (or “Dreamagic”), a subsidiary of the Group in the business of producing virtual reality equipment for which the Group held an 81.95% interest in Dreamagic’s common stock while other investors hold preferred stock (44.6% on a fully diluted basis). The amended shareholder agreement included substantive changes to (i) increase the number of votes to 60% of the outstanding voting interests for significant decisions of Dreamagic that are made in the ordinary course of business; and (ii) reduce the number of seats on Dreamagic's board of directors to three seats with a total of seven members. As a result, the Group lost control and deconsolidated Dreamagic and accounted for its common stock investment as an equity method investment with an initial carrying value amounting to RMB250,502 as it has significant influence over Dreamagic. The excess of the carrying value of the investment over the proportionate share of Dreamagic's net assets of RMB208,084 was recognized as basis differences and investment goodwill. In addition, the preferred stock investment of 7.28% held by the Group, on a fully diluted basis, contains substantive liquidation and redemption preference and is not considered in-substance common stock and accounted for using the measurement alternative. The Group recognized a total gain of RMB367,717 from the transaction in "Others, net" in the consolidated statement of comprehensive loss for the year ended December 31, 2022, of which substantially all of the gain relates to the re-measurement of the Group's retained investment in Dreamagic. Upon deconsolidation, a financial liability with a maximum potential amount of RMB140,044 was recognized for the Group’s obligation to guarantee payments to certain guaranteed preferred shareholders if Dreamagic is unable to pay the redemption price of the preferred shares in full upon the occurrence of redemption or liquidation event, which partially offset the disposal gain. As of December 31, 2023 and September 30, 2024, the Group’s equity interests of common stock were diluted to 42.66% on a fully diluted basis.

As of December 31, 2023 and September 30, 2024, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amounts of the Group’s equity method investments including Strawbear and Dreamagic were RMB183,375 and RMB197,706 (US$28,173) as of December 31, 2023 and September 30, 2024, respectively.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Available-for-sale debt investments

Available-for-sale debt investments are measured at fair value and consist of convertible debt instruments issued by private companies and investments in equity securities that are redeemable at the Company’s option with no contractual maturity date.

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Cost or Amortized cost	315,087	798,064	113,723
Gross unrealized gains	169,008	22,443	3,198
Gross unrealized losses	(18,089)	(110,328)	(15,722)

Fair value	466,006	710,179	101,199

5. LICENSED COPYRIGHTS, NET

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	44,838,191	(37,060,309)	(228,853)	7,549,029
—Sublicensing rights	7,667,525	(7,667,525)	—	—
	52,505,716	(44,727,834)	(228,853)	7,549,029
Less: current portion
—Broadcasting rights	7,773,805	(7,177,844)	(13,440)	582,521
—Sublicensing rights	7,667,525	(7,667,525)	—	—
	15,441,330	(14,845,369)	(13,440)	582,521
Licensed copyrights—non-current
—Broadcasting rights	37,064,386	(29,882,465)	(215,413)	6,966,508
—Sublicensing rights	—	—	—	—
	37,064,386	(29,882,465)	(215,413)	6,966,508

	As of September 30, 2024
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	46,506,653	(38,909,009)	(212,657)	7,384,987	1,052,352
—Sublicensing rights	8,328,984	(8,328,984)	—	—	—
	54,835,637	(47,237,993)	(212,657)	7,384,987	1,052,352
Less: current portion
—Broadcasting rights	7,890,083	(7,357,234)	(10,354)	522,495	74,455
—Sublicensing rights	8,328,984	(8,328,984)	—	—	—
	16,219,067	(15,686,218)	(10,354)	522,495	74,455
Licensed copyrights—non-current
—Broadcasting rights	38,616,570	(31,551,775)	(202,303)	6,862,492	977,897
—Sublicensing rights	—	—	—	—	—
	38,616,570	(31,551,775)	(202,303)	6,862,492	977,897

Amortization expense of RMB5,155,960 and RMB5,759,452 (US$820,715) for the nine months ended September 30, 2023 and 2024, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	RMB	US$
Three months ending December 31, 2024	1,074,323	153,090
Year ending December 31, 2025	2,364,094	336,881
Year ending December 31, 2026	1,425,503	203,133
Year ending December 31, 2027	926,040	131,960

6. PRODUCED CONTENT, NET

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	4,444,887	5,204,972	741,703
— Predominantly monetized on its own	61,516	50,241	7,159
	4,506,403	5,255,213	748,862
In production, less impairment
— Predominantly monetized with other contents	7,630,099	7,686,216	1,095,277
— Predominantly monetized on its own	244,787	129,249	18,418
	7,874,886	7,815,465	1,113,695
In development, less impairment
— Predominantly monetized with other contents	946,586	1,164,467	165,935
— Predominantly monetized on its own	49,110	86,479	12,323
	995,696	1,250,946	178,258
	13,376,985	14,321,624	2,040,815

Amortization expense for produced content predominantly monetized with other content assets of RMB4,133,220, RMB4,255,103 (US$606,347) and for produced content predominantly monetized on its own of RMB922,762, RMB459,722 (US$65,510) was recognized as “Cost of revenues” in the unaudited interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2023 and 2024, respectively. As of September 30, 2024, approximately RMB334,987 (US$47,735) of accrued participation cost liabilities will be paid during the upcoming operating cycle.

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Three months ending December 31, 2024	701,229	99,924
Year ending December 31, 2025	1,203,471	171,493
Year ending December 31, 2026	795,306	113,330
Year ending December 31, 2027	621,270	88,530

7. LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2023 and September 30, 2024 amounted to RMB3,571,637 and RMB4,347,147 (US$619,463), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2023 and September 30, 2024, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB509,348 and RMB499,567 (US$71,188), respectively.

Structured payable arrangements

In 2023 and 2024, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. For the nine months ended September 30, 2023 and 2024, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,236,692 and RMB897,822 (US$127,939), respectively, which will mature within one year.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” in the unaudited interim condensed consolidated statements of cash flows. As of December 31, 2023 and September 30, 2024, the outstanding borrowings from the factoring arrangements were RMB1,055,806 and RMB720,859 (US$102,722), respectively, which are repayable within one year and are included in “Short-term loans” on the condensed consolidated balance sheets.

The weighted average interest rate for all of the outstanding short-term borrowings mentioned above as of December 31, 2023 and September 30, 2024 was 3.95% and 3.14%, respectively. As of December 31, 2023 and September 30, 2024, the aggregate amounts of unused lines of credit for short-term loans were RMB2,176,120 and RMB2,281,100 (US$325,054), respectively.

Long-term Loans

Long-term loans as of December 31, 2023 and September 30, 2024 amounted to RMB99,990 and RMB533,751 (US$76,059), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC. The repayments are guaranteed by subsidiaries within the Group and collateralized by the land use right of one of the Group’s subsidiaries with a carrying amount of RMB43,737 (US$6,232) as of September 30, 2024. The principal of primarily all of the long-term loans will be repaid within three years and the amount repayable within the next twelve months are classified as “Long-term loans, current portion”.

The weighted average interest rate for all of the outstanding long-term borrowings mentioned above as of December 31, 2023 and September 30, 2024 was 4.30% and 3.89%, respectively. As of September 30, 2024, the aggregate amounts of unused lines of credit for long-term loans were RMB707,749 (US$100,853).

8. CONVERTIBLE SENIOR NOTES

2025 Convertible Senior Notes

On March 29, 2019, the Company issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2025 Notes is 33.0003 of the Company’s ADS per US$1,000 principal amount of the 2025 Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS). Prior to October 1, 2024, the 2025 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2025 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

In connection with the issuance of the 2025 Notes, the Company purchased capped call options (the “2025 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$84.5 million. The counterparties agreed to sell to the Company up to approximately 39.6 million of the Company’s ADSs upon the Company’s exercise of the 2025 Capped Call. The exercise price is equal to the 2025 Notes’ initial conversion price and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

and ADSs of the Company upon conversion of the 2025 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

2026 Convertible Senior Notes

On December 21, 2020, the Company issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “2026 Notes”) are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2026 Notes is 44.8179 of the Company’s ADS per US$1,000 principal amount of the 2026 Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the 2026 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2026 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

PAG Convertible Senior Notes

On December 30, 2022, the Company issued US$500 million convertible senior notes, pursuant to the definitive agreements entered into with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the "Investors") in August 2022. The Company also offered an additional US$50 million principal amount simultaneously, pursuant to the Investors' option to purchase additional notes. On February 24, 2023, the additional US$50 million principal amount was issued pursuant to the Investors' exercise of their option. The convertible senior notes issued on December 30, 2022 and February 24, 2023 (collectively referred to as the “PAG Notes”) are senior, secured obligations of the Company by certain collateral arrangements, and interest is payable quarterly in cash at a rate of 6.00% per annum on January 1, April 1, July 1 and October 1 of each year, beginning on April 1, 2023. The PAG Notes will mature on the fifth anniversary of the issuance date unless redeemed, repurchased or converted prior to such date.

The PAG Notes will be convertible at the holder's option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date and subject to the terms of the PAG Notes, at an initial conversion rate of 216.9668 ADS per US$ 1,000 principal amount of the PAG Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Following a make-whole fundamental change that occurs prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change.

Holders of the PAG Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of the Company pursuant to their rights in the definitive agreements. As a result, the Investors are considered related parties since then (Note 13). For the nine months ended September 30, 2023 and 2024, the amount of interest cost recognized of the PAG Notes was RMB348,946 and RMB374,800 (US$53,409), respectively. The repayments of PAG Notes are guaranteed by equity interests of certain subsidiaries within the Group and collateralized by partial cash consideration related to certain contracts for which RMB544,404 (US$77,577) cash consideration has been charged as of September 30, 2024 and recorded as long-term restricted cash.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

2028 Convertible Senior Notes

On March 7, 2023, the Company issued US$600 million convertible senior notes (the “2028 Notes”). The 2028 Notes are senior, unsecured obligations of the Company, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15 September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2028 Notes is 101.4636 of the Company’s ADS per US$1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately US$9.86 per ADS). Prior to September 15, 2027, the 2028 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption or an optional redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2028 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2028 Notes for cash on March 16, 2026, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. On or after March 20, 2026, the Company may redeem for cash all or part of the 2028 Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the trading day immediately prior to the date the Company provides the optional redemption notice and (ii) the trading day immediately preceding the date the Company provides the optional redemption notice.

If any event of default are to take place, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. If any fundamental change are to take place, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of September 30, 2024, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

As the 2025 Notes, the 2026 Notes, the 2028 Notes and the PAG Notes (collectively as the “Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the Notes are recorded as a liability on the condensed consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the Notes to its face value (120% or 130% of the principal amount for PAG Notes) on the respective put dates or maturity dates of the Notes. For the nine months ended September 30, 2024, the effective interest rates of the PAG Notes and the 2028 Notes were 10.20% and 7.15%, respectively.

The cost of the 2025 Capped Call of US$84.5 million was recorded as a reduction of the Company’s additional paid-in capital on the condensed consolidated balance sheets with no subsequent changes in fair value recorded.

In 2023, the net proceeds from the issuance of the 2028 Notes was US$589.5 million, after deducting underwriting discounts and offering expenses of US$10.5 million from the initial proceeds of US$600 million.

In accordance with the facility agreements entered into in August 2024 (Note 13), upon PAG's total drawdown of US$400.0 million in August 2024, PAG's repurchase right for the US$522.5 million principal of the PAG Notes on or shortly after the third anniversary of

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50, Debt—Modifications and Extinguishment (“ASC 470-50”), resulting in the effective interest rates of the PAG Notes held by PAG decreased from 12.05% to 10.20%.

In 2023 and 2024, the Company repurchased the 2025 Notes and the 2026 Notes with aggregate principal amount of US$1,197.6 million and US$395.5 million (equivalent to RMB2,775.1 million), respectively, as requested by the holders. During 2023 and the nine months ended September 30, 2024, the Company repurchased the 2026 Notes and the 2028 Notes with the aggregate principal amount of US$504.4 million and US$34.4 million (equivalent to RMB241.7 million), respectively, upon separate and individually privately negotiated agreements with certain holders. Following settlement of the repurchase, a difference between the net carrying amount of the repurchased notes and the repurchased price was recognized as extinguishment gain and reported in "Others, net" in the unaudited interim condensed consolidated statements of comprehensive income.

The carrying amount of the Notes as of December 31, 2023 and September 30, 2024 were as follows:

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
Principal	10,801,658	7,846,874	1,118,171
Less: unamortized discount and debt issuance costs	(144,778)	(356,805)	(50,844)
Net carrying amount	10,946,436	8,203,679	1,169,015

For the nine months ended September 30, 2023 and 2024, the amounts of interest cost recognized were as follows:

	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Contractual interest expense	489,086	445,608	63,499
Amortization of the discount and issuance costs	214,934	218,576	31,147
Total	704,020	664,184	94,646

As of September 30, 2024, the PAG Notes will be accreted up to the principal amount of US$679.3 million (130% of the principal amount of PAG Notes held by PAG) and US$33.0 million (120% of the remaining principal amount of PAG Notes) over a remaining period of 3.25 years and 1.25 years, respectively, and the 2028 Notes will be accreted up to the principal amount of US$565.6 million over a remaining period of 1.46 years. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the condensed consolidated balance sheets.

The aggregate amounts upon scheduled maturities of US$2.4 million, US$0.1 million and US$1,280.6 million (equivalent to RMB16.7 million, RMB1.1 million and RMB8,986.5 million, respectively) of the Notes will be repaid when they become due in 2025, 2026 and 2028, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities, the convertible senior notes holders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

9. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. It also has intermediate holding companies in Hong Kong and Singapore. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are generally be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends.

Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIEs”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The effective tax rates were 2.74% and 5.31% for the nine months ended September 30, 2023 and 2024, respectively. The effective tax rates were lower than the PRC statutory EIT rate of 25% mainly because PRC entities file separate tax returns and most subsidiaries and VIEs were in an accumulated loss position.

The effective tax rates are subject to change in subsequent periods as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries and VIEs of the Company may or may not continue to qualify for certain preferential tax rates.

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023, and September 30, 2024, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the unaudited interim condensed consolidated statements of comprehensive income. As of December 31, 2023 and September 30, 2024, there was no significant impact from tax uncertainty on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2019 through 2023 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the unaudited interim condensed consolidated financial statements.

10. COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of September 30, 2024:

Commitments for property management fees	RMB	US$
Remainder of 2024	1,724	246
2025	6,651	948
2026	5,641	804
2027	4,819	687
2028 and thereafter	22,560	3,214
	41,395	5,899

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of September 30, 2024:

Commitments for Licensed Copyrights and Produced Content	RMB	US$
Remainder of 2024	6,535,093	931,243
2025	5,973,967	851,283
2026	2,319,137	330,474
2027	1,297,800	184,935
2028 and thereafter	485,421	69,173
	16,611,418	2,367,108

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Capital commitments

Future minimum payments under non-cancelable agreements for the purchase of fixed assets consist of the following as of September 30, 2024:

Capital commitment	RMB	US$
Remainder of 2024	12,383	1,765
2025	42,929	6,117
2026	28,542	4,067
2027	27,700	3,947
2028 and thereafter	52,036	7,415
	163,590	23,311

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of September 30, 2024. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB38,605 and RMB18,145 (US$2,586) in “Accrued expenses” on the condensed consolidated balance sheets as of December 31, 2023 and September 30, 2024.

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. In May 2021, these actions were consolidated under one case. In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice and ordered a motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. In September 2024, the court granted defendant's motion to dismiss in its entirety with prejudice, and the case was closed. As a result, as of September 30, 2024, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of September 30, 2024, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after September 30, 2024, but related to cases arising on or before September 30, 2024. The Group is in the process of appealing certain judgments for which losses have been accrued.

11. RESTRICTED NET ASSETS

As of December 31, 2023 and September 30, 2024, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB43,787 and RMB43,787 (US$6,240), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of September 30, 2024. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,469,523 (US$2,774,385) as of September 30, 2024.

12. EARNINGS PER SHARE

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of the convertible senior notes was excluded from the computation of diluted net earnings per share for the nine months ended September 30, 2023 and 2024, as its effect would be anti-dilutive.

Basic and diluted earnings per Class A and Class B ordinary share for the nine months ended September 30, 2023 and 2024 are calculated as follows:

	For the nine months ended September 30,
	2023		2024
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$

Earnings per share—basic:
Numerator
Net income attributable to iQIYI, Inc.	793,177	666,059	522,402	74,441	431,012	61,418
Numerator used for basic earnings per share	793,177	666,059	522,402	74,441	431,012	61,418
Denominator
Weighted average number of ordinary shares outstanding	3,621,493,328	3,041,097,278	3,685,911,326	3,685,911,326	3,041,097,278	3,041,097,278
Denominator used for basic earnings per share	3,621,493,328	3,041,097,278	3,685,911,326	3,685,911,326	3,041,097,278	3,041,097,278
Earnings per share—basic	0.22	0.22	0.14	0.02	0.14	0.02

Earnings per share—diluted:
Numerator
Allocation of net income available to iQIYI, Inc.'s ordinary shareholders	808,529	650,707	527,560	75,176	425,854	60,683
Reallocation of net income available to iQIYI, Inc.'s ordinary shareholders as a result of conversion of Class B to Class A shares	650,707	—	425,854	60,683	—	—
Numerator used for diluted earnings per share	1,459,236	650,707	953,414	135,859	425,854	60,683
Denominator
Weighted average number of ordinary shares outstanding	3,621,493,328	3,041,097,278	3,685,911,326	3,685,911,326	3,041,097,278	3,041,097,278
Conversion of Class B to Class A ordinary shares	3,041,097,278	—	3,041,097,278	3,041,097,278	—	—
Share-based awards	157,194,383	—	81,478,439	81,478,439	—	—
Denominator used for diluted earnings per share	6,819,784,989	3,041,097,278	6,808,487,043	6,808,487,043	3,041,097,278	3,041,097,278
Earnings per share—diluted	0.21	0.21	0.14	0.02	0.14	0.02

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

13. RELATED PARTY TRANSACTIONS

a) The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”)	The Company’s controlling shareholder and its subsidiaries
PAGAC IV-4 (Cayman) Limited ("PAG")	An entity, of which the co-founder and executive chairman is the director of the Company
Others	Equity investees that the Group or Baidu Group has significant influence over

b) The Group had the following related party transactions with the major related parties:

	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$

Membership services
Membership services revenue earned from memberships sold to Baidu Group	69,529	73,794	10,516
Online advertising revenues
Advertising services provided to Baidu Group	14,395	5,555	792
Advertising services provided to Others	152,613	48,541	6,917
Content distribution revenues
Content licensed to Others (i)	169,195	192,030	27,364
Other revenues
Others	76,854	40,778	5,811
Interest income
Loan due from PAG	—	73,847	10,523
Cost of revenues
License fees to Baidu Group	11,162	27,125	3,865
Bandwidth and cloud services fee to Baidu Group	412,486	440,373	62,753
Others (ii)	259,840	234,474	33,412
Selling, general and administrative
Advertising services provided by Baidu Group	85,940	92,017	13,112
Others	18,890	11,698	1,667

(i)
The transactions mainly represent revenues derived from content distributed to Investee A and Investee B.
(ii)
The transactions mainly represent revenue sharing arrangements with various equity investees, pursuant to which the Group incurred revenue sharing cost for content uploaded or provided by the equity investees.

For the nine months ended September 30, 2023 and 2024, the Group purchased content and others from equity investees in an amount of RM1,076,326 and RMB1,514,221 (US$215,775), respectively. Except for the transaction disclosed above, other related party transactions were insignificant for each of the periods presented.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

c) The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2023 and September 30, 2024 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	4,389	3,711	529
Loan due from PAG (ii)	1,437,044	26,435	3,767
Due from Others (iii)	265,591	315,246	44,922
	1,707,024	345,392	49,218
Amounts due from related parties, non-current:
Loan due from PAG (ii)	—	2,807,240	400,028
Due from Others (iv)	158,590	120,000	17,100
	158,590	2,927,240	417,128

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (v)	50,000	50,000	7,125
Due to Baidu Group (vi)	2,027,194	1,977,773	281,830
Deferred revenue in relation to services to be provided to an equity investee (vii)	21,186	21,186	3,019
Due to Others (viii)	855,278	1,218,361	173,615
	2,953,658	3,267,320	465,589
Amounts due to related parties, non-current:
Due to Baidu Group (vi)	3,231	2,911	415
Deferred revenue in relation to services to be provided to an equity investee (vii)	76,433	60,492	8,620
Due to Others	902	808	115
	80,566	64,211	9,150

(i)
The balance mainly represents amounts due from Baidu Group for membership services, online advertising services and other services.
(ii)
As of December 31, 2023, the balance represents a non-trade loan and interest receivables due from PAG with the principal of US$200 million at an interest rate of 6%, due on July 1, 2024 if the Company requires repayment, or otherwise will due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes (Note 8) in accordance with a facility agreement entered into in September 2023. In August 2024, the Company entered into another facility agreement with PAG and these facility agreements together provide PAG loan facilities up to US$522.5 million in aggregate, with an interest rate of 6% per annum. As of September 30, 2024, the total principal balance of US$400.0 million (equivalent to RMB2,807.0 million) is then due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes. PAG released certain collateral secured by the Company under the PAG Notes and pledged to the Company a portion of the PAG Notes, each in an amount equivalent to the amount of this non-trade loan.
(iii)
The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.
(iv)
The balance mainly represents prepayments for licensed copyrights to be received from the Group’s equity investees.
(v)
The total outstanding balance represents a non-trade interest-free loan of RMB50,000.
(vi)
The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.
(vii)
The balance represents deferred revenue in relation to licenses of intellectual property to be provided to Investee A.
(viii)
The balance mainly represents amounts owed to the Group’s equity investees for acquisition of contents assets and advances made for online advertising services.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

14. FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and September 30, 2024 and non-recurring fair value measurements as of December 31, 2023 and September 30, 2024:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2023:
Cash equivalents
Time deposits (i)		32,292
Short-term investments
Available-for-sale debt securities (i)		941,738
Long-term investments
Available-for-sale debt securities (ii)			466,006
Equity investments at fair value with readily determinable fair value	24,815
Convertible senior notes, current portion (iii)		2,727,147
Convertible senior notes, non-current portion (iii)		3,756,945	5,123,936

As of September 30, 2024:
Cash equivalents
Time deposits (i)		180,832
Short-term investments
Available-for-sale debt securities (i)		936,267
Long-term investments
Available-for-sale debt securities (ii)			710,179
Equity investments at fair value with readily determinable fair value	7,499
Convertible senior notes, current portion (iii)		15,425
Convertible senior notes, non-current portion (iii)		3,788,405	4,081,044

Non-recurring
As of December 31, 2023:
Produced content monetized on its own (iv)			25,238	(253,125)
Long-term investments (v)	43,343		228,259	(336,226)
Equity investments without readily determinable fair value (vi)			269,415	(4,027)

As of September 30, 2024:
Produced content monetized on its own (iv)			68,051	(75,946)	(10,822)
Long-term investments (v)			344,843	(178,579)	(25,447)

Recurring

(i) The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values.

(ii) Long-term available-for-sale debt securities are convertible debt instruments issued by private companies and investments in equity securities that are redeemable at the Company’s option, which do not have readily determinable market values. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Balance as of January 1,	485,324	466,006	66,405
Addition	—	492	70
Disposals	(13,741)	(44,970)	(6,408)
Conversion	6,509	341,037	48,597
Accrued interest	2,014	618	88
Net unrealized fair value change recognized in other comprehensive income	653	(50,948)	(7,260)
Foreign currency translation adjustments	—	(2,056)	(293)
Balance as of September 30	480,759	710,179	101,199

(iii) The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its condensed consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 or Level 3 in the fair value hierarchy. For further information on the convertible senior notes, see Note 8.

Non-recurring

(iv) Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges of RMB253,125 and RMB75,946 (US$10,822) were recognized for produced content predominantly monetized on its own and were recognized as cost of revenues in the condensed consolidated statements of comprehensive income for the year ended December 31, 2023 and for the nine months ended September 30, 2024, respectively.

(v) The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge recognized. The fair values of the Group’s investments in publicly listed companies are measured using quoted market prices. For estimating the fair value of investments without observable market prices, the Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. As a result of the above assessment, certain long-term investments were determined to be impaired, and the impairment charges were recognized in the condensed consolidated statements of comprehensive income during the year ended December 31, 2023 and nine months ended September 30, 2024.

(vi) For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. As a result of the above assessment, certain equity investments accounted for under the measurement alternative were re-measured to their fair values, and the total net unrealized losses were recognized in "Others, net" in the condensed consolidated statements of comprehensive income for the year ended December 31, 2023.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, for the nine months ended September 30, 2023 and 2024 were as follows:

	Foreign currency translation adjustments	Unrealized gains/(losses) on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2022	1,886,971	(23,517)	1,863,454
Other comprehensive (loss)/income before reclassification	(379,755)	653	(379,102)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive (loss)/income	(379,755)	653	(379,102)
Other comprehensive income attributable to noncontrolling interests	(693)	—	(693)
Balance at September 30, 2023	1,506,523	(22,864)	1,483,659

Balance at December 31, 2023	1,722,931	(34,884)	1,688,047
Other comprehensive loss before reclassification	(248,331)	(57,531)	(305,862)
Amounts reclassified from accumulated other comprehensive income	—	6,583	6,583
Net current-period other comprehensive loss	(248,331)	(50,948)	(299,279)
Other comprehensive loss attributable to noncontrolling interests	224	—	224
Balance at September 30, 2024	1,474,824	(85,832)	1,388,992
Balance at September 30, 2024 in US$	210,161	(12,231)	197,930

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Gains in the amounts of RMB1,317,133 and RMB74,281 (US$10,585) on intracompany foreign currency transactions that are of a long-term investment nature are included in the foreign currency translation adjustment for the nine months ended September 30, 2023 and 2024, respectively.

16. SUBSEQUENT EVENTS

In December 2024, PAG drew down the remaining of US$122.5 million under the loan facility agreements at an interest rate of 6%, due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes. PAG released certain collateral secured by the Company under the PAG Notes and pledged to the Company a portion of the PAG Notes, each in an amount equivalent to the amount of this non-trade loan. The collateral to repayments of PAG Notes by partial cash consideration related to certain contracts decreased to RMB54,532 (US$7,771) as of December 31, 2024 and was recorded as long-term restricted cash.